CLEARY GOTTLIEB STEEN & HAMILTON LLP

CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com


06018458


SEC MAIL
RECEIVED
PROCESSING
NOV 13 2006
WASH. D.C.
186
SECTION

November 9, 2006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

SUPPL

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith pursuant to subparagraph (b)(l)(i) one copy of disclosure materials related to the extraordinary general shareholders meeting of the Company to be held on December 20, 2006.

If you have any questions or require any further information, please do not hesitate to contact me at (7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

PROCESSED
NOV 16 2006
THOMSON FINANCIAL

Enclosure

[Moscow #72084 v5]


186
WASH. D.C.
SECTION

Attachment No. 3
To be sent by registered mail

Open Joint Stock Company of Energy and Electrification “Mosenergo”
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

NOTICE
on the holding of the Extraordinary general shareholders’ meeting of OAO Mosenergo

Dear Shareholder,

OAO Mosenergo informs you that the Extraordinary general shareholders’ meeting will be held in the form of an absentee vote (by poll).

The final date for the receipt of the filled-in voting ballots will be **December 20, 2006**.

Pursuant to the Federal Law On Joint-Stock Companies, the Board of Directors of OAO Mosenergo has fixed **November 3, 2006** as the date for preparation of the list of persons entitled to participate in the Extraordinary general shareholders’ meeting.

AGENDA OF THE MEETING:

1. **Determination of the number, nominal value and category (class) of the authorized shares in OAO Mosenergo and rights conferred by such shares.**
2. **Amendments and additions to the Charter of OAO Mosenergo connected with the increase in the number of the authorized shares.**
3. **Increase of the charter capital of OAO Mosenergo through the placement of additional shares.**
4. **Approval of transactions (interrelated transactions) relating to the placement of additional shares in OAO Mosenergo, representing interested party transactions.**
5. **Approval of the simple partnership agreement as an interested party transaction.**

To meet the growing demand for electric power in the Moscow region, OAO Mosenergo, in association with the Moscow City Government and OAO RAO UES of Russia, has developed and launched a large-scale programme for development and technical upgrading of its generating capacities. The long-term investment programme of OAO Mosenergo provides for investments in the next four years in the construction and upgrading of the existing generating capacities, including construction of new PGU blocks at TETs-21, TETs-26 and two blocks at TETs-27, whereby the total growth in the capacities will amount to approximately 2.4 thousand MW by 2010 (the current installed capacity of the company is 10.6 thousand MW).

By estimates, the total amount of capital investments under these projects will not exceed 49 billion roubles.

Monetary funds, received as a result of additional issuance of shares in the amount of US$1.6 billion will be directed to the construction and commissioning of generating objects, and the remaining funds in the amount of US$500 million will be directed to the development of fuel infrastructure of OAO Mosenergo.

It is proposed to place additional shares in April 2007, through closed subscription in favor of OAO Gazprom and/or its affiliates.

Price of placement of shares in OAO Mosenergo will be determined as an average weighted price calculated on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange and NP RTS Stock Exchange – over the six months prior to the date of the general shareholders’ meeting, but not less than 5 (five) roubles.

Upon the completion of the planned issuance, the equity stake of OAO RAO UES of Russia will decrease from 50.9 % up to not less than 34 %.

[Moscow #77542 v2]

It is assumed that the most effective mechanism of control over the use of funds is a simple partnership agreement to be concluded among OAO RAO UES of Russia, OAO Gazprom and/or its affiliates and OAO Mosenergo, the activities of simple partnership must result in the construction and commissioning of generating objects. Some of the terms of this agreement are assumed to provide the following: contributions to the simple partnership by OAO RAO UES of Russia and OAO Gazprom will be insignificant, whereas the contribution of OAO Mosenergo will be equal to the amount attracted for the implementation of the programme for the development and technical upgrading of the generating capacities; generating object constructed as a result of the activities of the simple partnership will be commissioned and transferred from the balance sheet of the simple partnership to the balance sheet of OAO Mosenergo; each party to the agreement shall be entitled at any moment to exercise control over the use of the funds invested by OAO Mosenergo in the construction of the generation object.

We have sent to you a set of voting ballots containing items put to a vote and voting options.
Please note:
Voting ballots must be filled in according to the explanations provided in each ballot and must be signed by the relevant shareholder or its representative.

In accordance with Article 40 of the Federal Law On Joint-Stock Companies, the shareholders of the Company enjoy the preemptive right for the acquisition of additional shares to be placed through closed subscription.

Information about the exercise by the shareholders of the preemptive right for the acquisition of additional shares to be placed through closed subscription will be distributed after the state registration of the additional issuance of shares.

The filled-in voting ballot may be sent to one of the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, Russia, 115035
ZAO Spetsializirovannyi Registrator Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, Russia, 115035

Persons entitled to take part in the Extraordinary general shareholders' meeting may get acquainted with information (materials) relating to agenda items between November 20, 2006 and December 20, 2006 on business days, 9.00 a.m. to 5.00 p.m. at the following addresses:

Securities Department of OAO Mosenergo: 8 Raushskaya nab., Moscow. Access to the building can be provided only subject to prior registration by the telephone.
Contact phones: 957-2057, 957-4805, 957-3945.
ZAO Spetsializirovannyi Registrator Reestr-Servis: 15 Sadovnicheskaya Ulitsa, Moscow.
Contact phones: 234-7076; 234-7078; 234-7079.

The aforementioned information (materials) will be also available on the Company's Internet web-site starting from c November 20, 2006.

The Board of Directors of OAO Mosenergo



Open Joint Stock Company of Energy and Electrification "Mosenergo"
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

Final date for the receipt of filled-in ballots is December 20, 2006.
The filled in ballot may be sent to the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Spetsializirovannyi Registrator Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035

1

VOTING BALLOT

Name of shareholder:

XXXXXXXX

Number of voting shares in the Company:

ISSUE 1: Concerning determination of the number, nominal value and category (class) of the authorized shares in OAO Mosenergo and of the rights conferred by such shares

DECISION:
1. To determine the maximal number of the authorized ordinary registered non-documentary shares in OAO Mosenergo in the amount equal to eleven billion five hundred million (11 500 000 000) shares with the nominal value of one (1) rouble each, for the total face value of eleven billion five hundred million (11 500 000 000) roubles.
2. Ordinary registered non-documentary shares authorized by OAO Mosenergo for placement shall confer to their owners the rights specified in Clause 6.2. of the Charter of OAO Mosenergo.

"FOR"		"AGAINST"		"ABSTAINED"	

ISSUE 2: Concerning amendments to the Charter of OAO Mosenergo connected with the increase in the number of the authorized shares

DECISION: ***To introduce the following amendments to the Charter of the Company:***
Article 4.7. shall be amended to read as follows:
"In addition to the already placed shares, the Company authorizes placement of eleven billion five hundred million (11 500 000 000) ordinary registered shares with the nominal value of one (1) rouble each, for the total face value of eleven billion five hundred million (11 500 000 000) roubles."

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue
(unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If not all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed:

☐ - - a portion of shares was transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipt

[Moscow #77544 v2]

A VOTING BALLOT CONTAINIG MORE THAN ONE VOTING OPTION UNDELETED
WILL BE DEEMED INVALID
(except when voting is exercised in accordance with instructions from persons who have acquired shares after the date of compilation of the List of persons entitled to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS
SHALL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder (representative) ______________________________ (____)
(signature) ***(name)***
Power of attorney No. __________of _________ ______, 200_

The voting ballot must be signed by the shareholder or his representative.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and representatives included into the list of persons entitled to participate in the general shareholders' meeting.



Open Joint Stock Company of Energy and Electrification "Mosenergo"
8 Raushskaya Naberezhnaya, Moscow, 115035
Final date for the receipt of filled-in ballots is December 20, 2006.
The filled in ballot may be sent to the following addresses:
OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035
ZAO Specialized Registrar Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035

2

VOTING BALLOT

Name of shareholder: **XXXXXXXX**

Number of voting shares in the Company:

ISSUE 3: Concerning increase of the charter capital of OAO Mosenergo through the placement of additional shares

DECISION:

To increase the charter capital of OAO Mosenergo through the placement of additional ordinary registered non-documentary shares in OAO Mosenergo (the "Shares") on the following terms:

Number of Shares to be placed: eleven billion five hundred million (11 500 000 000) shares;

Nominal value: one (1) rouble per Share;

Method of placement of the Shares: closed subscription;

Price of placement of the shares (including the price of placement of the shares to persons enjoying the preemptive right for the acquisition of shares) shall be determined in accordance with the following formula:

P = Max {WP; 5 roubles}, where

P is the placement price for additional ordinary registered non-documentary shares in OAO Mosenergo;

Max is the maximum of WP and 5 roubles;

WP is the average weighted price calculated as a result of division of the total amount of transactions with shares in OAO Mosenergo in monetary terms by the total amount of transactions with shares in OAO Mosenergo expressed in the number of shares on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange, OAO RTS and NP RTS Stock Exchange - over the six months prior to the date of the holding of the general shareholders' meeting. If the results of transactions with shares in OAO Mosenergo are expressed in US dollars, these results shall be converted into roubles at the exchange rate established by the Central Bank of the Russian Federation on the respective trading day.

The form of payment for the Shares to be placed: by bank transfer in the currency of the Russian Federation;

Persons, in whose favor placement of additional shares shall be made: OAO Gazprom and/or other persons affiliated with OAO Gazprom (except for OAO Mosenergo, also in case if it is admitted an affiliate of OAO Gazprom) as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares in OAO Mosenergo.

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue (unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If not all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed:

☐ - - a portion of shares was transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipts

A VOTING BALLOT CONTAINIG MORE THAN ONE VOTING OPTION UNDELETED
WILL BE DEEMED INVALID

(except when voting is exercised in accordance with instructions from persons who have acquired shares after the date of compilation of the List of persons entitled to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS
WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID

Signature of shareholder (representative) ______________________________ (____)
(signature) (name)

Power of attorney No. __________of __________ ______, 200_

The voting ballot must be signed by the shareholder or his representative.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and representatives included into the list of persons entitled to participate in the general shareholders' meeting.



8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

Final date for the receipt of filled-in ballots is December 20, 2006.

The filled in ballot shall be sent to the following addresses:

OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035

ZAO Spetsializirovannyi Registrator Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035

3

VOTING BALLOT

Name of shareholder:

XXXXXXXX

Number of voting shares in the Company:

ISSUE 4: Concerning approval of transactions (interrelated transactions) relating to the placement of additional shares in OAO Mosenergo, representing interested party transactions.

DECISION:

To approve the transaction (interrelated transactions) relating to the placement to OAO Gazprom and/or other persons affiliated with OAO Gazprom (except for OAO Mosenergo, also in case, if it is admitted an affiliate of OAO Gazprom), as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares in OAO Mosenergo, of additional ordinary registered non-documentary shares in OAO Mosenergo with the nominal value of one (1) rouble each, as a transaction on the placement through closed subscription of OAO Mosenergo shares, representing over two percent of the previously placed ordinary shares in OAO Mosenergo, being an interested party transaction, on the following terms:

Persons, parties to the tranasaction: *OAO Mosenergo is the Issuer of the shares; OAO Gazprom and/or other persons affiliated with OAO Gazprom (except for OAO Mosenergo, also in case, if it is admitted an affiliate of OAO Gazprom), as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares in OAO Mosenergo, are parties that acquire shares in the course of the placement thereof;*

Subject of the transaction: *OAO Gazprom and/or other persons affiliated with OAO Gazprom (except for OAO Mosenergo, also in case, if it is admitted an affiliate of OAO Gazprom), as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares in OAO Mosenergo, shall acquire additional ordinary registered non-documentary shares in OAO Mosenergo, to be placed through closed subscription and representing over two percent of the previously placed ordinary shares in OAO Mosenergo;*

Price of transaction *– The price of transaction shall be determined as a price of placement of one share, to be determined as follows:*

$$P = Max\ \{WP;\ 5\ roubles\},\ where$$

P is the placement price for additional ordinary registered non-documentary share in OAO Mosenergo;

Max is the maximum of WP and 5 roubles;

WP is the average weighted price calculated as a result of division of the total amount of transactions with shares in OAO Mosenergo in monetary terms by the total amount of transactions with shares in OAO Mosenergo expressed in the number of shares on the basis of the results of trading by organizers of trade at the securities markets – ZAO MICEX Stock Exchange, OAO RTS and NP RTS Stock Exchange - over the six months prior to the date of the holding of the general shareholders' meeting. If the results of transactions with shares in OAO Mosenergo are expressed in US dollars, these results shall be converted into roubles at the exchange rate established by the Central Bank of the Russian Federation on the respective trading day,

multiplied by the number of such shares to be acquired by OAO Gazprom and/or other persons affiliated with OAO Gazprom (except for OAO Mosenergo, also in case, if it is admitted an affiliate of OAO Gazprom), as of the date of the state registration of the decision on the issuance of ordinary registered non-documentary shares in OAO Mosenergo.

Term of the Agreement: *in accordance with the decision on the additional issuance of the OAO Mosenergo shares.*

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (<u>leave undeleted</u>) one voting option that corresponds to your decision on each issue
(unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If not all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed:

☐ - a portion of shares was transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary receipts

A VOTING BALLOT CONTAINIG MORE THAN ONE VOTING OPTION UNDELETED
WILL BE DEEMED INVALID
(except when voting is exercised in accordance with instructions from persons who have acquired shares after the date of compilation of the List of persons entitled to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS
WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder (representative) ____________________ *(* ______________________________ *)*
(signature) *(name)*

Power of attorney No. _________ of _________ _______, 200_

The voting ballot must be signed by the shareholder or his representative.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and representatives included into the list of persons entitled to participate in the general shareholders' meeting.



Open Joint Stock Company of Energy and Electrification "Mosenergo"
8 Raushskaya Naberezhnaya, Moscow, 115035, Russia

Final date for the receipt of filled-in ballots is December 20, 2006.

The filled in ballot may be sent to the following addresses:

OAO Mosenergo, 8 Raushskaya Naberezhnaya, Moscow, 115035

ZAO Spetsializirovannyi Registrator Reestr-Servis, 15 Sadovnicheskaya Ulitsa, Moscow, 115035

4

VOTING BALLOT

Name of shareholder:

XXXXXXXX

Number of voting shares in the Company:

ISSUE 5: Concerning approval of the transaction on the establishment of simple partnership as an interested party transaction.

DECISION:

To approve the transaction of OAO Mosenergo on the establishment of simple partnership, being an interested party transaction, on the following terms:

1. Subject of the transaction: *joint activities relating to designing, building and commissioning of units No. 3 and No. 4 at TETS-27 of OAO Mosenergo, unit No. 8 at TETS-26 of OAO Mosenergo and unit No. 11 at TETS-21 of OAO Mosenergo, as well as other objects (subject to preliminary written agreement of the partners participating in the agreement) (the "Objects").*

2. Parties to the Agreement *(the "Partners"):*

- OAO Mosenergo;

- OAO RAO UES of Russia;

- OAO Gazprom and/or its affiliates, to be determined in accordance with a written instruction of OAO Gazprom (the "Strategic Investor").

3. Price of the Agreement *(contributions of the Parties to the simple partnership):*

- OAO Mosenergo shall make cash contribution in the amount not less than thirty seven billion (37 000 000 000) roubles and not more than sixty billion (60 000 000 000) roubles;

- OAO RAO UES of Russia shall make cash contribution in the amount of one thousand (1,000) rubles;

- the Strategic Investor shall make cash contribution in the amount of one thousand (1,000) rubles.

4. Other major terms:

- Common administration and accounting of the simple partnership shall be carried out by OAO Mosenergo, but some acts and transactions provided for by the simple partnership agreement will require preliminary written consent of all Partners;

- OAO Mosenergo will have the ownership rights to all Objects resulting from the activities of the simple partnership;

- In the event of termination of the agreement, the funds paid by OAO RAO UES of Russia and the Strategic Investor as a contribution under the simple partnership agreement shall be returned to them;

- The simple partnership agreement shall survive in the event only two partners remain as its parties.

"FOR"		"AGAINST"		"ABSTAINED"	

Choose (leave undeleted) one voting option that corresponds to your decision on each issue (unless otherwise provided for in Items 1, 2 and 3)

1. If you vote pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the list of persons entitled to participate in the general meeting (the "List"), then you must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also state the reasons for filling out the field:

☐ - voting pursuant to a power of attorney issued in respect of shares transferred after the date of compilation of the List;

2. If not all shares were transferred after the date of compilation of the List, the voter must indicate, in the field opposite the voting option elected (undeleted), the number of votes cast for the voting option elected and also indicate the reason for filling out the field. If instructions in respect of the shares transferred after the date of compilation of the List have been received from the acquirers of such shares and are the same as the voting option elected, then such votes will be summed:

☐ - a portion of shares was transferred after the date of compilation of the List.

3. If you vote pursuant to instructions of persons who acquired the shares after the date of compilation of the List, or pursuant to instructions of holders of depositary receipts, indicate the number of votes cast for each voting option in the fields opposite the voting options elected and indicate the reasons for filling out the field:

☐ - voting pursuant to instructions of the acquirers of shares transferred after the date of compilation of the List, and/or instructions of holders of depositary.

A VOTING BALLOT CONTAINIG MORE THAN ONE VOTING OPTION UNDELETED
WILL BE DEEMED INVALID

(except when voting is exercised in accordance with instructions from persons who have acquired shares after the date of compilation of the List of persons entitled to take part in the general meeting or in accordance with instructions from holders of depositary receipts)

A BALLOT THAT CONTAINS ERASURES AND/OR CORRECTIONS
WILL BE DEEMED INVALID
A BALLOT WHICH IS NOT SIGNED BY SHAREHOLDER IS INVALID!

Signature of shareholder (representative) ______________________ (____________________________________)
(signature) ***(name)***

Power of attorney No. __________of _________ _____, 200_

The voting ballot must be signed by the shareholder or his representative.
The voting ballot must include documents (or their notarized copies) attesting the powers of successors and representative included into the list of persons entitled to participate in the general shareholders' meeting.

To the Federal Service for Financial Markets

Leninsky pr., 9
GSP-1, Moscow, B-49, 117939

Disclosure of Information
that May Considerably Influence the Value of the Securities of the Joint Stock Company

1. General Information	
1.1. Full corporate name of the issuer	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Short corporate name of the issuer	OAO Mosenergo
1.3. Location of the issuer	8 Raushskaya Naberezhnaya, Moscow 115035, Russian Federation
1.4. Principal State Registration Number of the issuer	1027700302420
1.5. Taxpayer Identification Number of the issuer	7705035012
1.6. Unique code of the issuer assigned by the registration authority	00085-A
1.7. Web page address used by the issuer for the disclosure of information	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the issuer for the publication of information	Social and political newspaper "Izvestiya"; magazine "Supplement to the "Bulletin of the FSFM of Russia".

2. Content of the Disclosure

Information about the decision to convene an Extraordinary General Shareholders' Meeting adopted by the Board of Directors of the joint-stock company.

Date of the meeting of the Board of Directors of the joint-stock company which adopted the relevant decision: ***October 30, 2006***

Date of preparation and number of the Minutes of the meeting of the Board of Directors of the joint-stock company which adopted the relevant decision: ***November 1, 2006, Minutes No. 12***

Decisions adopted by the Board of Directors of the joint-stock company:

To convene an Extraordinary General Shareholders' Meeting of the Company; to determine that the Extraordinary General Shareholders' Meeting will be held in the form of an absentee vote.

To determine that the final date for the receipt of the filled-in voting ballots will be December 20, 2006.

To approve the following agenda for the extraordinary general shareholders' meeting of the Company:

1) Determination of the number, nominal value and category (class) of the authorized shares in OAO Mosenergo and rights conferred by such shares.

2) Amendments and additions to the Charter of OAO Mosenergo connected with the increase in the number of the authorized shares.

3) Increase of the charter capital of OAO Mosenergo through the placement of additional shares.

4) Approval of transactions (interrelated transactions) relating to the placement of additional shares in OAO Mosenergo, representing interested party transactions.

5) Approval of the simple partnership agreement as an interested party transaction.

3. Signature

3.1. **Director for Corporate Governance** acting on the basis of power of attorney No. 12-07/013-5 of October 2, 2006	(Signature)	**A.N. Zharikov**
3.2. Date " 1 " November 20 06	[Seal]	

Disclosure of a Material Fact
"Information about the Record Dates of the Issuer's Register"

1. General Information	
1.1. Full corporate name of the issuer	Open Joint Stock Company of Energy and Electrification "Mosenergo"
1.2. Short corporate name of the issuer	OAO Mosenergo
1.3. Location of the issuer	8 Raushskaya Naberezhnaya, Moscow 115035, Russian Federation
1.4. Principal State Registration Number of the issuer	1027700302420
1.5. Taxpayer Identification Number of the issuer	7705035012
1.6. Unique code of the issuer assigned by the registration authority	00085-A
1.7. Web page address used by the issuer for the disclosure of information	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the issuer for the publication of information	Social and political newspaper "Izvestiya"; magazine "Supplement to the "Bulletin of the FSFM of Russia".

1.9. Code(s) of material fact(s)	0800085A01112006

2. Content of the Disclosure
2.1. Type, category (class), series and other identifications of the registered securities: ***ordinary registered non-documentary shares (state registration number and date of state registration of the issuance: 1-01-00085-A of June 17, 2003)***
2.2. Purpose for which the list of holders of registered securities is prepared: ***participation in the extraordinary general shareholders' meeting of OAO Mosenergo***
2.3. Date as of which the list of holders of the registered securities is prepared: ***November 3, 2006***
2.4. Date of preparation and the number of the Minutes of the meeting of the issuer's authorized body which adopted the decision to prepare the list of holders of the issuer's registered securities: ***Minutes of the meeting of the Board of Directors of OAO Mosenergo No. 12 of November 1, 2006***

3. Signature		
3.1. **Director for Corporate Governance** acting on the basis of power of attorney No. 12-07/013-5 of October 2, 2006	______________ (Signature)	**A. N. Zharikov**
3.2. Date " 1 " November 20 06	[Seal]	

Приложение 3
Для направления заказным письмом

Открытое акционерное общество энергетики и электрификации «Мосэнерго»
Россия, 115035, г. Москва, Раушская набережная, д. 8

СООБЩЕНИЕ
о проведении внеочередного общего собрания акционеров ОАО «Мосэнерго»

Уважаемый акционер!

ОАО «Мосэнерго» сообщает Вам о проведении внеочередного общего собрания акционеров в форме заочного голосования (опросным путем).

Дата окончания приема заполненных бюллетеней для голосования: **20 декабря 2006 года**.

Совет директоров ОАО «Мосэнерго» в соответствии с Федеральным законом «Об акционерных обществах» определил **3 ноября 2006 г**. датой составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров.

ПОВЕСТКА ДНЯ СОБРАНИЯ:

1. **Об определении количества, номинальной стоимости, категорий (типов) объявленных акций ОАО «Мосэнерго» и прав, предоставляемых этими акциями.**
2. **О внесении изменений в Устав ОАО «Мосэнерго», связанных с увеличением количества объявленных акций.**
3. **Об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций.**
4. **Об одобрении сделок (взаимосвязанных сделок) по размещению дополнительных акций ОАО «Мосэнерго», в совершении которых имеется заинтересованность.**
5. **Об одобрении договора простого товарищества как сделки, в совершении которой имеется заинтересованность.**

В целях удовлетворения растущего спроса на электроэнергию в Московском регионе ОАО «Мосэнерго» при участии Правительства Москвы и ОАО РАО «ЕЭС России» разработало и приступило к реализации крупномасштабной программы развития и технического перевооружения генерирующих мощностей компании. Долгосрочная инвестиционная программа ОАО «Мосэнерго» предусматривает осуществление в ближайшие четыре года инвестиций в строительство и реконструкцию существующих генерирующих мощностей, в том числе строительство новых блоков ПГУ на ТЭЦ-21, ТЭЦ-26 и двух блоков на ТЭЦ-27, в результате чего суммарный прирост мощности к 2010 году составит около 2,4 тыс. МВт (текущая установленная мощность компании составляет 10,6 тыс. МВт).

Расчеты показывают, что общая сумма капитальных вложений по данным проектам не превысит 49 млрд. рублей.

Денежные средства, полученные в результате дополнительной эмиссии акций, в сумме 1,6 млрд. долларов США будут направлены на строительство и ввод в эксплуатацию объектов генерации, оставшиеся средства в размере 500 млн. долларов США будут направлены на развитие топливной инфраструктуры ОАО «Мосэнерго».

Размещение дополнительных акций предлагается осуществить в апреле 2007 года путем закрытой подписки в пользу ОАО «Газпром» и/или его аффилированных лиц.

Цена размещения акций ОАО «Мосэнерго» будет определена как средневзвешенная цена, определенная по результатам торгов организаторов торговли на рынке ценных бумаг - ЗАО «Фондовая биржа ММВБ» и НП «Фондовая биржа РТС» - за шесть месяцев, предшествующих дате проведения общего собрания акционеров, но не ниже 5 (пяти) рублей.

В результате осуществления планируемой эмиссии доля ОАО РАО «ЕЭС России» уменьшится с 50,9 % до не менее чем 34 %.

Предполагается, что для целей контроля за использованием средств наиболее эффективным механизмом является заключение между ОАО РАО «ЕЭС России», ОАО «Газпром» и/или его аффилированными лицами и ОАО «Мосэнерго» договора о создании простого товарищества, результатом деятельности которого должно стать строительство и ввод в эксплуатацию объектов генерации. Одними из условий такого договора предполагаются следующие: вклады ОАО РАО «ЕЭС России» и ОАО «Газпром» в простое товарищество будут незначительными, вклад ОАО «Мосэнерго» составит сумму, привлеченную с целью реализации программы развития и технического перевооружения генерирующих мощностей; объект генерации, построенный в результате деятельности простого товарищества, вводится в эксплуатацию и передается с бухгалтерского баланса простого товарищества на бухгалтерский баланс ОАО «Мосэнерго»; каждая сторона договора в любой момент вправе осуществить контроль за использованием средств, вложенных ОАО «Мосэнерго» в строительство объекта генерации.

Для голосования Вам направлен комплект бюллетеней, которые содержат вопросы, поставленные на голосование и варианты голосования.

Пожалуйста, будьте внимательными! Бюллетени для голосования должны быть заполнены в соответствии с разъяснениями, указанными на каждом бюллетене и подписаны акционером или его представителем.

В соответствии со статьей 40 ФЗ «Об акционерных обществах» акционеры Общества имеют преимущественное право приобретения дополнительных акций, размещаемых посредством закрытой подписки.

Информация о порядке реализации акционерами преимущественного права приобретения дополнительных акций, размещаемых посредством закрытой подписки, будет направлена после государственной регистрации дополнительного выпуска акций.

Почтовые адреса, по которым могут быть направлены заполненные бюллетени:

115035, Россия, г. Москва, Раушская наб., д. 8, ОАО «Мосэнерго»

115035, Россия, г. Москва, ул. Садовническая, д. 15, ЗАО «Специализированный регистратор Реестр-Сервис»

С информацией (материалами) по вопросам повестки дня лица, имеющие право на участие во внеочередном общем собрании акционеров, могут ознакомиться в период с 20 ноября 2006 года по 20 декабря 2006 года по рабочим дням с 09 часов 00 минут до 17 часов 00 минут по следующим адресам:

Отдел ценных бумаг ОАО «Мосэнерго» - г. Москва, Раушская наб., д.8. Проход в здание осуществляется строго по предварительной записи по телефону.

Контактные телефоны: 957-2057, 957-4805, 957-3945.

ЗАО «Специализированный регистратор Реестр-Сервис» - г. Москва, ул. Садовническая, д. 15.

Контактные телефоны: 234-7076; 234-7078; 234-7079.

Указанная информация (материалы) также будут доступны на веб-сайте общества в сети Интернет с 20 ноября 2006 года.

Совет директоров ОАО «Мосэнерго»

115035, г. Москва, Раушская наб., 8, ОАО «Мосэнерго»
115035, г. Москва, Садовническая ул., 15, ЗАО «Специализированный регистратор Реестр-Сервис»

БЮЛЛЕТЕНЬ для голосования

Наименование (Ф.И.О.) акционера | **XXXXXXXX**

Количество голосующих акций Общества

ВОПРОС 1: Об определении количества, номинальной стоимости, категорий (типов) объявленных акций ОАО «Мосэнерго» и прав, предоставляемых этими акциями

РЕШЕНИЕ:

1. Определить предельный размер объявленных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» в количестве 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) штук номинальной стоимостью 1 (Один) рубль каждая на общую сумму по номинальной стоимости акций 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей.

2. Обыкновенные именные бездокументарные акции, объявленные ОАО «Мосэнерго» к размещению, представляют их владельцам права, предусмотренные пунктом 6.2. Устава ОАО «Мосэнерго».

ЗА		ПРОТИВ		ВОЗДЕРЖАЛСЯ	

ВОПРОС 2: О внесении изменений в Устав ОАО «Мосэнерго», связанных с увеличением количества объявленных акций

РЕШЕНИЕ: Внести в Устав Общества следующие изменения:

<u>В статье 4</u> пункт 4.7. изложить в следующей редакции:

«Общество объявляет дополнительно к размещенным акциям 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) обыкновенных именных акций номинальной стоимостью 1 (Один) рубль каждая на общую номинальную стоимость 11 500 000 000 (Одиннадцать миллиардов пятьсот миллионов) рублей»

ЗА		ПРОТИВ		ВОЗДЕРЖАЛСЯ	

Выберите (оставьте не зачеркнутым) один вариант голосования, соответствующий Вашему решению по каждому вопросу (если иное не предусмотрено п.п. 1, 2, 3)

1. В случае, если голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании (далее «Список»), в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля:

☐ - голосование по доверенности, выданной в отношении акций, переданных после даты составления Списка;

2. В случае, если после даты составления Списка переданы не все акции, в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля. Если в отношении акций, переданных после даты составления Списка, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, такие голоса суммируются:

☐ - часть акций передана после даты составления Списка.

3. В случае, если голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления Списка, или в соответствии с указаниями владельцев депозитарных ценных бумаг, укажите количество голосов, отданных за каждый вариант голосования в полях напротив выбранных вариантов голосования и сделайте отметку о причинах заполнения поля:

☐ - голосование в соответствии с указаниями приобретателей акций, переданных после даты составления Списка, и указаниями владельцев депозитарных ценных бумаг.

БЮЛЛЕТЕНЬ, В КОТОРОМ ОСТАВЛЕНО НЕЗАЧЕРКНУТЫМ БОЛЕЕ ОДНОГО ВАРИАНТА ОТВЕТА, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ

(за исключением случаев, когда голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных расписок)

БЮЛЛЕТЕНЬ, СОДЕРЖАЩИЙ ПОДЧИСТКИ И/ИЛИ ИСПРАВЛЕНИЯ, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ

БЮЛЛЕТЕНЬ БЕЗ ПОДПИСИ АКЦИОНЕРА - НЕДЕЙСТВИТЕЛЕН!

Подпись акционера (представителя) ____________________ (________________________________)

(подпись) *(Ф. И. О)*

Доверенность от «____»______________200__ г. №____________

Бюллетень для голосования должен быть подписан акционером или его представителем.

К бюллетеню должны быть приложены документы (их копии, засвидетельствованные нотариально), удостоверяющие полномочия правопреемников и представителей, включенных в список лиц, имеющих право на участие в общем собрании акционеров.

115035, г. Москва, Раушская наб., 8, ОАО «Мосэнерго»
115035, г. Москва, Садовническая ул., 15, ЗАО «Специализированный регистратор Реестр-Сервис»

БЮЛЛЕТЕНЬ для голосования

Наименование (Ф.И.О.) акционера	**XXXXXXXX**
Количество голосующих акций Общества	

ВОПРОС 3: Об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций

РЕШЕНИЕ:

Увеличить уставный капитал ОАО «Мосэнерго» посредством размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» (далее – Акции) на следующих условиях:

количество размещаемых Акций – 11 500 000 000 (Одиннадцать миллиардов пять сот миллионов) штук;

номинальная стоимость каждой Акции – 1 (один) рубль;

способ размещения Акций – закрытая подписка;

цена размещения акций (в том числе цена размещения акций лицам, имеющим преимущественное право приобретения акций) определяется по следующей формуле:

P = Max {WP; 5 рублей}, где

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;

Max – максимальное значение из WP и 5 руб.;

WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день.

форма оплаты размещаемых Акций – денежными средствами в безналичном порядке в валюте Российской Федерации;

круг лиц, в пользу которого осуществляется размещение дополнительных акций, - ОАО «Газпром» и/или иные лица. являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».

ЗА		ПРОТИВ		ВОЗДЕРЖАЛСЯ	

Выберите (оставьте не зачеркнутым) один вариант голосования, соответствующий Вашему решению по каждому вопросу
(если иное не предусмотрено п.п. 1, 2, 3)

1. В случае, если голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании (далее «Список»), в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля:

☐ - голосование по доверенности, выданной в отношении акций, переданных после даты составления Списка:

2. В случае, если после даты составления Списка переданы не все акции, в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля. Если в отношении акций, переданных после даты составления Списка, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, такие голоса суммируются:

☐ - часть акций передана после даты составления Списка.

3. В случае, если голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления Списка, или в соответствии с указаниями владельцев депозитарных ценных бумаг, укажите количество голосов, отданных за каждый вариант голосования в полях напротив выбранных вариантов голосования и сделайте отметку о причинах заполнения поля:

☐ - голосование в соответствии с указаниями приобретателей акций, переданных после даты составления Списка, и указаниями владельцев депозитарных ценных бумаг.

БЮЛЛЕТЕНЬ, В КОТОРОМ ОСТАВЛЕНО НЕЗАЧЕРКНУТЫМ БОЛЕЕ ОДНОГО ВАРИАНТА ОТВЕТА, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ

(за исключением случаев, когда голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных расписок)

БЮЛЛЕТЕНЬ, СОДЕРЖАЩИЙ ПОДЧИСТКИ И/ИЛИ ИСПРАВЛЕНИЯ, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ

БЮЛЛЕТЕНЬ БЕЗ ПОДПИСИ АКЦИОНЕРА - НЕДЕЙСТВИТЕЛЕН!

Подпись акционера (представителя) ______________________ (______________________________)
(подпись) (Ф. И. О)

Доверенность от «___»____________200__г. №______________

Бюллетень для голосования должен быть подписан акционером или его представителем.
К бюллетеню должны быть приложены документы (их копии, засвидетельствованные нотариально), удостоверяющие полномочия правопреемников и представителей, включенных в список лиц, имеющих право на участие в общем собрании акционеров.

115035, г. Москва, Раушская наб., 8, ОАО «Мосэнерго»
115035, г. Москва, Садовническая ул., 15, ЗАО «Специализированный регистратор Реестр-Сервис»

БЮЛЛЕТЕНЬ для голосования

Наименование (Ф.И.О.) акционера	**XXXXXXXX**
Количество голосующих акций Общества	

ВОПРОС 4: Об одобрении сделок (взаимосвязанных сделок) по размещению дополнительных акций ОАО «Мосэнерго», в совершении которых имеется заинтересованность

РЕШЕНИЕ:

Одобрить сделку (взаимосвязанные сделки) по размещению ОАО «Газпром» и/или иным лицам, являющимся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго» номинальной стоимостью 1 (один) рубль каждая, как сделки, являющейся размещением посредством закрытой подписки акций ОАО «Мосэнерго», составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго», в совершении которой имеется заинтересованность, на следующих условиях:

Лица, являющиеся сторонами сделки *– ОАО «Мосэнерго» - Эмитент акций; ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», приобретают акции в ходе их размещения;*

Предмет сделки *– ОАО «Газпром» и/или иным лица, являющиеся аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго», осуществят приобретение дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго», размещаемых путем закрытой подписки и составляющих более 2 процентов обыкновенных акций, ранее размещенных ОАО «Мосэнерго»;*

Цена сделки *– Цена сделки определяется как цена размещения одной акции, определяемая как:*

P = Max {WP; 5 рублей}, где

P – цена размещения дополнительных обыкновенных именных бездокументарных акций ОАО «Мосэнерго»;

Max – максимальное значение из WP и 5 руб.;

WP – средневзвешенная цена, определенная как частное от деления суммарного объема сделок с акциями ОАО «Мосэнерго» в денежном выражении на суммарный объем сделок с акциями ОАО «Мосэнерго», выраженный в количестве акций, по результатам торгов организаторов торговли на рынке ценных бумаг – ЗАО «Фондовая биржа ММВБ», ОАО «РТС» и НП «Фондовая биржа РТС» – за шесть месяцев, предшествующих дате проведения общего собрания акционеров. В случае если результаты сделок с акциями ОАО «Мосэнерго» выражены в долларах США, перевод данных результатов в рубли осуществляется по курсу Центрального Банка РФ на соответствующий торговый день,

умноженная на количество таких акций, которые будут приобретены ОАО «Газпром» и/или иным лицами, являющимися аффилированными лицами ОАО «Газпром» (за исключением ОАО «Мосэнерго», в том числе в случае, если оно будет признано аффилированным лицом ОАО «Газпром») на дату государственной регистрации решения о выпуске обыкновенных именных бездокументарных акций ОАО «Мосэнерго».

Срок договора: *в соответствии с решением о дополнительном выпуске акций ОАО «Мосэнерго».*

ЗА		**ПРОТИВ**		**ВОЗДЕРЖАЛСЯ**	

Выберите (оставьте не зачеркнутым) один вариант голосования, соответствующий Вашему решению по каждому вопросу
(если иное не предусмотрено п.п. 1, 2, 3)

1. В случае, если голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании (далее «Список»), в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля:

☐ - голосование по доверенности, выданной в отношении акций, переданных после даты составления Списка;

2. В случае, если после даты составления Списка переданы не все акции, в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля. Если в отношении акций, переданных после даты составления Списка, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, такие голоса суммируются:

☐- часть акций передана после даты составления Списка.

3. В случае, если голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления Списка, или в соответствии с указаниями владельцев депозитарных ценных бумаг, укажите количество голосов, отданных за каждый вариант голосования в полях напротив выбранных вариантов голосования и сделайте отметку о причинах заполнения поля:

☐ - голосование в соответствии с указаниями приобретателей акций, переданных после даты составления Списка, и (или) в соответствии указаниями владельцев депозитарных ценных бумаг.

БЮЛЛЕТЕНЬ, В КОТОРОМ ОСТАВЛЕНО НЕЗАЧЕРКНУТЫМ БОЛЕЕ ОДНОГО ВАРИАНТА ОТВЕТА, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ
(за исключением случаев, когда голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц,
имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных расписок)
БЮЛЛЕТЕНЬ, СОДЕРЖАЩИЙ ПОДЧИСТКИ И/ИЛИ ИСПРАВЛЕНИЯ, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ
БЮЛЛЕТЕНЬ БЕЗ ПОДПИСИ АКЦИОНЕРА - НЕДЕЙСТВИТЕЛЕН!

Подпись акционера (представителя) ______________________ (__________________________________)
(подпись) *(Ф. И. О)*

Доверенность от «____»______________200__г. №______________

Бюллетень для голосования должен быть подписан акционером или его представителем.
К бюллетеню должны быть приложены документы (их копии, засвидетельствованные нотариально), удостоверяющие полномочия правопреемников и представителей, включенных в список лиц, имеющих право на участие в общем собрании акционеров.

115035, г. Москва, Раушская наб., 8, ОАО «Мосэнерго»
115035, г. Москва, Садовническая ул., 15, ЗАО «Специализированный регистратор Реестр-Сервис»

БЮЛЛЕТЕНЬ для голосования

Наименование (Ф.И.О.) акционера | XXXXXXXX

Количество голосующих акций Общества

ВОПРОС 5: Об одобрении сделки по созданию простого товарищества, в совершении которой имеется заинтересованность.

РЕШЕНИЕ:

Одобрить сделку ОАО «Мосэнерго» по созданию простого товарищества, в совершении которой имеется заинтересованность, на следующих существенных условиях:

1. Предмет сделки: *совместная деятельность по проектированию, строительству и вводу в эксплуатацию блоков № 3 и № 4 ТЭЦ-27 ОАО «Мосэнерго», блока № 8 ТЭЦ-26 ОАО «Мосэнерго» и блока № 11 ТЭЦ-21 ОАО «Мосэнерго», иных объектов (по предварительному письменному согласованию участвующих в договоре товарищей) (далее – Объекты).*

2. Стороны договора *(далее - «Товарищи»):*

- ОАО «Мосэнерго»;

- ОАО РАО "ЕЭС России";

- ОАО «Газпром» и/или его аффилированные лица, определяемые по письменному указанию ОАО «Газпром» (далее – Стратегический инвестор).

3. Цена договора *(вклады сторон в простое товарищество):*

- Вклад ОАО «Мосэнерго»: денежные средства в размере не менее 37 000 000 000 (Тридцати семи миллиардов) рублей и не более 60 000 000 000 (Шестидесяти миллиардов) рублей;

- Вклад ОАО РАО "ЕЭС России": денежные средства в размере 1000 (Одной тысячи) рублей;

- Вклад Стратегического инвестора: денежные средства в размере 1000 (Одной тысячи) рублей.

4. Иные существенные условия:

- Ведение общих дел и бухгалтерского учета простого товарищества осуществляется ОАО «Мосэнерго», при этом на совершение отдельных действий и сделок, предусмотренных договором простого товарищества, необходимо получение предварительного письменного согласия всех товарищей;

- Право собственности на Объекты, являющиеся результатом деятельности простого товарищества, возникает у ОАО «Мосэнерго»;

- При прекращении договора ОАО РАО «ЕЭС России» и Стратегическому инвестору возвращаются денежные средства, внесенные ими в качестве вклада по договору простого товарищества;

- Договор простого товарищества сохраняет свое действие, в том числе, в случае, когда в нем участвуют две стороны.

ЗА		ПРОТИВ		ВОЗДЕРЖАЛСЯ	

Выберите (оставьте не зачеркнутым) один вариант голосования, соответствующий Вашему решению по каждому вопросу
(если иное не предусмотрено п.п. 1, 2, 3)

1. В случае, если голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании (далее «Список»), в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля:

☐ - голосование по доверенности, выданной в отношении акций, переданных после даты составления Списка;

2. В случае, если после даты составления Списка переданы не все акции, в поле напротив выбранного (не зачеркнутого) варианта голосования укажите количество голосов, отданных за выбранный вариант и сделайте отметку о причинах заполнения поля. Если в отношении акций, переданных после даты составления Списка, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, такие голоса суммируются:

☐ - часть акций передана после даты составления Списка.

3. В случае, если голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления Списка, или в соответствии с указаниями владельцев депозитарных ценных бумаг, укажите количество голосов, отданных за каждый вариант голосования в полях напротив выбранных вариантов голосования и сделайте отметку о причинах заполнения поля:

☐ - голосование в соответствии с указаниями приобретателей акций, переданных после даты составления Списка, и (или) в указаниями владельцев депозитарных ценных бумаг.

БЮЛЛЕТЕНЬ, В КОТОРОМ ОСТАВЛЕНО НЕЗАЧЕРКНУТЫМ БОЛЕЕ ОДНОГО ВАРИАНТА ОТВЕТА, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ

(за исключением случаев, когда голосование осуществляется в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных расписок)

БЮЛЛЕТЕНЬ, СОДЕРЖАЩИЙ ПОДЧИСТКИ И/ИЛИ ИСПРАВЛЕНИЯ, ПРИЗНАЕТСЯ НЕДЕЙСТВИТЕЛЬНЫМ

БЮЛЛЕТЕНЬ БЕЗ ПОДПИСИ АКЦИОНЕРА - НЕДЕЙСТВИТЕЛЕН!

Подпись акционера (представителя) ____________________ (____________________)
(подпись) *(Ф. И. О)*

Доверенность от «____»______________200__г. №__________

Бюллетень для голосования должен быть подписан акционером или его представителем.
К бюллетеню должны быть приложены документы (их копии, засвидетельствованные нотариально), удостоверяющие полномочия правопреемников и представителей, включенных в список лиц, имеющих право на участие в общем собрании акционеров.

Сообщение о существенном факте
“Сведения о датах закрытия реестра эмитента”

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	Открытое акционерное общество энергетики и электрификации «Мосэнерго».
1.2. Сокращенное фирменное наименование эмитента	ОАО «Мосэнерго»
1.3. Место нахождения эмитента	115035, г. Москва, Раушская набережная, дом 8.
1.4. ОГРН эмитента	1027700302420
1.5. ИНН эмитента	7705035012
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00085-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.mosenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	«Известия» (московский выпуск), «Приложение к Вестнику ФСФР России».

1.9. Код (коды) существенного факта (фактов)	0800085A01112006

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: ***акции обыкновенные именные бездокументарные (государственный регистрационный номер и дата государственной регистрации: 1-01-00085-А от 17.06.2003 г.)***
2.2. Цель, для которой составляется список владельцев именных ценных бумаг: ***участие во внеочередном общем собрании акционеров ОАО «Мосэнерго»***
2.3. Дата, на которую составляется список владельцев именных ценных бумаг: ***3 ноября 2006 года***
2.4. Дата составления и номер протокола заседания уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента: ***протокол заседания Совета директоров ОАО «Мосэнерго» от 01.11.2006 № 12***



3. Подпись		
3.1. **Директор по корпоративному управлению** действующий на основании доверенности №12-07/013-5 от 02.10.2006	____________ (подпись)	**А.Н. Жариков**
3.2. Дата “ 01 ” ноября 20 06 г.	М.П.	

Федеральная служба по финансовым рынкам

Ленинский проспект, д.9
ГСП-1, Москва, В-49, 117939

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг акционерного общества

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество энергетики и электрификации «Мосэнерго».
1.2. Сокращенное фирменное наименование эмитента	ОАО «Мосэнерго»
1.3. Место нахождения эмитента	115035, г. Москва, Раушская набережная, дом 8.
1.4. ОГРН эмитента	1027700302420
1.5. ИНН эмитента	7705035012
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00085-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	www.mosenergo.ru
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	«Известия» (московский выпуск), «Приложение к Вестнику ФСФР России».

2. Содержание сообщения
Информация о принятом советом директоров акционерного общества решении о созыве внеочередного общего собрания акционеров. Дата проведения заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***30 октября 2006 года*** Дата составления и номер протокола заседания совета директоров акционерного общества, на котором принято соответствующее решение: ***01 ноября 2006 года, протокол № 12*** Содержание решений, принятых советом директоров акционерного общества: *Созвать внеочередное общее собрание акционеров Общества; определить проведение внеочередного общего собрания акционеров в форме заочного голосования.* *Определить дату окончания приема заполненных бюллетеней для голосования – 20 декабря 2006 года.* *Утвердить следующую повестку дня внеочередного общего собрания акционеров Общества:* *1) Об определении количества, номинальной стоимости, категорий (типов) объявленных акций ОАО «Мосэнерго» и прав, предоставляемых этими акциями;* *2) О внесении изменений в Устав ОАО «Мосэнерго», связанных с увеличением количества объявленных акций;* *3) Об увеличении уставного капитала ОАО «Мосэнерго» путем размещения дополнительных акций;* *4) Об одобрении сделок (взаимосвязанных сделок) по размещению дополнительных акций ОАО «Мосэнерго», в совершении которых имеется заинтересованность;* *5) Об одобрении договора простого товарищества как сделки, в совершении которой имеется заинтересованность*

3. Подпись		
3.1. **Директор по корпоративному управлению** действующий на основании доверенности №12-07/013-5 от 02.10.2006	____________ (подпись)	**А.Н. Жариков**
3.2. Дата “ 01 ” ноября 20 06 г.	М.П.	